Exhibit 99.1
CIBC RECEIVES TSX APPROVAL FOR NORMAL COURSE ISSUER BID
TORONTO, April 30, 2007 — CIBC (CM: TSX; NYSE) announced today that the Toronto Stock Exchange (TSX) accepted notice of CIBC’s intention to commence a normal course issuer bid. On April 27, 2007, CIBC announced that, subject to TSX approval, it may purchase for cancellation, from time to time until October 31, 2007, up to an aggregate of 10,000,000 common shares, representing approximately 3% of CIBC’s public float of 335,250,696 common shares as at April 24, 2007.
CIBC’s repurchase of common shares under a normal course issuer bid is consistent with the bank’s priority of maintaining balance sheet strength, while generating shareholder value through a balanced capital deployment strategy.
Purchases under this new bid may commence on the TSX and the New York Stock Exchange on May 2, 2007 and will conclude on the earlier of the termination of the bid, the date on which purchases under the bid have been completed, or October 31, 2007. The expiry date of October 31, 2007 will enable CIBC to align this and potential future share repurchase programs with its fiscal reporting period.
As at April 24, 2007, CIBC had 337,533,027 issued and outstanding common shares.

For more information please contact: John Ferren, Vice-President, Investor Relations, (416) 980-2088 or Mary Lou Frazer, Senior Director, Investor & Financial Communications, (416) 980-4111.